

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Mr. Paul Coghlan
Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

    Re: **Linear Technology Corporation**
             Form 10-K for the Fiscal Year Ended June 27, 2010
             Filed August 19, 2010
             File No. 000-14864

Dear Mr. Coghlan:

      We have completed our review of your filings and do not have any further comments at this time.

             Sincerely,

             Jeff Jaramillo
             Accounting Branch Chief